

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Rosa Habeila Feliz Ruiz, President
Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

> **Re:** **Santo Pita Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-169503**
> **Submitted on September 21, 2010**

Dear Ms. Ruiz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears your resale securities are offered on a delayed or continuous basis pursuant to Rule 415. Please revise to check the appropriate box, or advise. In this regard, please revise Item 17 to include only the undertakings that apply to your transaction.

2. Please revise in the appropriate places the role of your consultant, Executive Consulting Services. It is unclear what you mean by "administrative and operational matters," as identified on page 41 and in Exhibit 10.1. It appears that a significant part of your planned operations will be conducted or organized by Natasha Lysiak with Executive Consulting Services. However, it is unclear in what capacity she will provide services to

Santo Pita, and it is unclear what experience she and Executive Consulting Services has with respect to your planned teeth whitening business.

3.   Revise to delete references to statements that you "will" generate revenues in various ways. As a non-exclusive example, we note the statement on page 25 that "[r]evenue will be generated in a number of ways." Similarly, it is unclear on what basis you make statements such as "[o]ur website will help us gain a competitive advantage" on page 27. Please revise accordingly.

4.   Please advise us why you believe your offering is not subject to Rule 419 of the Securities Act. In this regard, we note the lack of details concerning your business plan. We also note that Natasha Lysiak appears to have also consulted for Costa Rica Paradise, Inc., a developmental stage company, under a similar $1,000 a month agreement, and that the registrant subsequently entered into a reverse merger transaction with a private business in an unrelated industry. We may have further comment.

Prospectus Summary, page 6

5.   Please revise here and throughout to clearly disclose the status of your operations and steps you plan to take toward commercialization. In this regard, it is unclear on what basis you state that your "business is currently being developed." For example,

- It is unclear what actions you have taken when you state that you "have started our sales initiatives" and "started speaking to prospective clients."

- You state that you "retained" a web design firm to "begin development" of your websites. You also refer to a supplier agreement with Beaming White. It is unclear why any such agreements or arrangements are not filed pursuant to Item 601 of Regulation S-K.

- You state on page 40 that you do not intend to hire employees at this time and that your "sole officer and director will handle our administrative duties." It is unclear how you will conduct your teeth whitening, website, marketing, and other operations without employees. In this regard, it is unclear if your consultant will conduct some or all of these duties.

- You refer to yourself as "we," "our," and so forth, but it appears that you have one sole member of management and do not intend to hire anyone.

- Apart from the statement on page 22 that your sole officer and director "is herself a university dental student," it is unclear to what extent the individuals who will conduct your operations have any background or expertise in those areas.

It is also unclear to what extent you require funding to implement your operating goals, or to what extent you have plans to obtain such financing. Please revise accordingly. We may have further comment.

Risk Factors, page 8

6.   We note that risk factor number six indicates that if you cannot hire individuals with expertise in marketing products via traditional sales channels or the internet, you may have to suspend or cease operations. Please clearly revise the appropriate places in the registration statement, including the summary, business, and plan of operations sections to clarify this risk, how you intend to find such individuals, and how much it will cost to hire such individuals.

7.   Given your cash position, it appears that you may need to raise additional funds to hire such individuals and implement your business plan. Consider adding a risk factor to discuss your needs for additional capital.

8.   Please revise risk factor number seven to clarify who has been providing Ms. Ruiz assistance with your financial statements.

Determination of Offering Price, page 13

9.   Please revise to clarify the offering price will be fixed until your shares are quoted on the Over the Counter Bulletin Board.

Description of Business, page 19

10.   Consistent with the comment above regarding your Summary and elsewhere, revise this section to clarify what operating activities you have performed as of today's date and what products you currently offer, if any. You describe some current activities beyond organizing activities on page 19, but do not provide sufficient details.

11.   Please revise to clarify what you mean by your "initial order of teeth whitening" on page 19. The website of Beaming White describes several packages for entrepreneurs. It is unclear if your initial order relates to, for example, test supplies.

12.   Please clarify whether you have any exclusivity rights to Beaming White products in the Dominican Republic or in other countries where you plan to operate. If not, please revise to clarify potential competition. For example, it appears that other entities, such as dentists, tanning salons or other entrepreneurs would provide competition.

13.   With respect to the description of your proposed website business, please revise to clarify how you will obtain the dental information for consumers that will be provided on your

web portal. It is unclear whether the information will be created in-house or licensed from a third party vendor.

14.   Please revise to clarify the intended market for your dental web portal, for example the Dominican Republic or a broader geographic area.

15.   Please revise this section to clarify the approximate timeline for the functionality of your web portal. Also, please clarify the approximate amount of funds expended on your website to date. See Item 101(h)(4) of Regulation S-K.

16.   We note much of your planned operations discussion is prospective in nature. Consistent with the comment above regarding your Summary and elsewhere, please substantially revise your business section to clarify what activities you will perform and products you believe you will offer in the next twelve months. To the extent any of your long terms business development plans are dependent on proceeds from current or future operations or future funding, please balance you disclosure appropriately to clearly disclose that such activities, products, or operations may not occur or are speculative.

Description of Property, page 27

17.   We note your disclosure on page 37 that your sole officer provides you with office space. Please revise to provide disclosure concerning the nature of this arrangement, including any material terms. If it is an informal arrangement, please disclose whether the owner or leaseholder of your office space may terminate this arrangement at any time.

18.   We note your phone number appears to be associated with a real estate company in the Dominican Republic. Please revise or advise.

Financial Statements

General

19.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Management Discussion and Analysis, page 39

Plan of Operation, page 39

20.   Please substantially revise your plan of operation to provide sufficient details of your business plan. In particular, please clarify what prospective activities listed in your business section will be funded by the amounts listed on pages 39 to 40.

21. Please clarify what the $5,000 to $10,000 for the "office to be operational" will be spent on, as it is unclear what your administrative costs are.

22. Please clarify why you believe $7,000 will be sufficient to reimburse employees, consultants or others to create the functionality that you describe for your web portal. It appears that such a web portal would require substantial capital expenditures.

Liquidity and Capital Resources, page 41

23. Please revise your Liquidity and Capital Resources discussion to discuss your cash needs for the next 12 months. For example, your consulting fees payable to ECS and your various costs listed in your plan of operations greatly exceeds your cash balance as of your financial statements. Your discussion should also include the amounts needed for administrative purposes, including the costs to be in compliance with your periodic reporting obligations. Also, please clearly discuss your needs for additional capital to implement your business plan.

Directors and Executive Officers, page 41

24. Please revise to clarify whether Ms. Ruiz's positions or involvement with ARS Futuro Medical Insurance and Cristal Marketing of Santo Domingo were part time and/or concurrent when she was a dentistry student.

25. Please revise to clarify whether Ms. Ruiz received a degree in dentistry. We note your earlier disclosure on page nine indicates that she is currently a student. Also, please revise to clarify her anticipated graduation date.

26. Please revise to clarify to amount of time Ms. Ruiz will devote to Santo Pita, in light of her consulting company and/or schoolwork. We note that on page nine, you indicate operations may cease, as Ms. Ruiz will only devote time to the company when it is convenient to her. Please revise to clarify what you mean by "convenient to her," including whether operations will only commence seasonally due to her demands at school.

27. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ruiz should serve as a director for the registrant, as required by Item 401(e) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

28. We note there are two related party transactions disclosed in your financial statement footnotes on page 37. Please revise to provide the disclosure required by Item 404 of Regulation S-K in this section.

29.   Please provide the disclosure required by Item 404(c) of Regulation S-K. We refer you to Rule 405 for the definition of a promoter.

<u>Recent Sales of Unregistered Securities, page 50</u>

30.   We note the reference to Regulation D on page 51. Advise us if you relied on Regulation D for issuances. In this regard, we are not able to locate a Form D filed by the company.

<u>Exhibits</u>

31.   Exhibits 3.2 and 3.3 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

32.   We note that the legal opinion refers to the common shares having "an exercise price of $0.0015 per share." Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3394 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg Jaclin, Esq.
       Fax: (732) 577-1188